UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated November 13, 2013 relating to the Announcement of Annual Results for the year ended August 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director,
Chief Financial Officer and
Company Secretary

Dated: November 13, 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNUAL RESULTS

FOR THE YEAR ENDED 31 AUGUST 2013

HIGHLIGHTS

•	Strong balance sheet position with net cash of HK$158.5 million (31 August 2012: HK$2,623.8 million) and investment in available-for-sale securities of HK$1,961.6 million (31 August 2012: Nil), totalling of HK$2,120.1 million (31 August 2012: HK$2,623.8 million)

•	On continuing operations, after recording the valuation gains on investment properties of HK$43.4 million (FY2012: HK$18.2 million), a loss of HK$40.3 million incurred (FY2012: HK$73.8 million)

•	Other income (net) of HK$128.9 million (FY2012: HK$19.9 million) mainly comprised investment income generated from available-for-sale securities and interest income from bank deposits

The Board of Directors (the “Board” or the “Directors”) of Hong Kong Television Network Limited (the “HKTV” or the “Company”) is pleased to present the audited consolidated results of the Company and its subsidiaries (collectively referred to as the “Group”) for the year ended 31 August 2013 together with the comparative figures for the pervious year.

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 AUGUST 2013

		2013	2012
	Notes	HK$’000	HK$’000
Continuing operations
Turnover	4	7,802	3,762
Cost of sales	5	(15,706)	(6,006)
Valuation gains on investment properties		43,400	18,200
Other operating expenses	6(a)	(201,514)	(104,960)
Other income, net	6(b)	128,909	19,920
Finance costs, net	6(c)	(4,860)	(2,455)

Loss before taxation	6	(41,969)	(71,539)
Income tax credit/(expense)	7	1,659	(2,281)

Loss from continuing operations		(40,310)	(73,820)
Discontinued operations
Profit from discontinued operations (net of tax)	3	—	3,771,694

(Loss)/profit for the year		(40,310)	3,697,874

		2013		2012
	Notes	HK$’000		HK$’000
Attributable to:
Equity shareholders of the Company
– Continuing operations			(40,310)		(71,406)
– Discontinued operations			—		3,771,694

			(40,310)		3,700,288

Non-controlling interest
– Continuing operations			—		(2,414)
– Discontinued operations			—		—

			—		(2,414)

(Loss)/profit for the year			(40,310)		3,697,874

Basic (loss)/earnings per share	10
– Continuing operations		HK	(5.0) cents	HK	(9.0) cents
– Discontinued operations		HK	– cent	HK	480.9 cents

		HK	(5.0) cents	HK	471.9 cents

Diluted (loss)/earnings per share	10
– Continuing operations		HK	(5.0) cents	HK	(9.0) cents
– Discontinued operations		HK	– cent	HK	474.1 cents

		HK	(5.0) cents	HK	465.1 cents

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 AUGUST 2013

		2013	2012
	Notes	HK$’000	HK$’000
(Loss)/profit for the year		(40,310)	3,697,874

Other comprehensive income	9
Items that may be reclassified subsequently to profit or loss:
– Available-for-sale securities: net movement in fair value reserve		(71,109)	—
– Exchange difference on translation of financial statements of subsidiaries outside Hong Kong		—	(265)
– Exchange reserve realised upon disposal of Telecom Business		—	(4,881)

Other comprehensive income		(71,109)	(5,146)

Total comprehensive income for the year		(111,419)	3,692,728

Attributable to:
Equity shareholders of the Company		(111,419)	3,695,142
Non-controlling interest		—	(2,414)

Total comprehensive income for the year		(111,419)	3,692,728

CONSOLIDATED BALANCE SHEET

AS AT 31 AUGUST 2013

		2013	2012
	Notes	HK$’000	HK$’000
Non-current assets
Fixed assets		531,277	477,141
Intangible assets		291,366	311,726
Long term receivable and prepayment		133	284
Other financial assets	11	1,620,277	—

		2,443,053	789,151

Current assets
Accounts receivable	12	1,325	1,311
Other receivables, deposits and prepayments		66,688	31,581
Programme costs		289,781	87,617
Inventories		357	577
Other current financial assets	11	341,337	—
Term deposits		342,657	544,040
Cash at bank and in hand		347,849	2,083,079

		1,389,994	2,748,205

Current liabilities
Accounts payable	13	4,074	5,371
Other payables and accrued charges		38,600	31,118
Deposits received		1,905	2,259
Bank loans and overdrafts		531,883	3,026
Tax payable		395	935
Current portion – obligations under finance leases		90	85

		576,947	42,794

Net current assets		813,047	2,705,411

Total assets less current liabilities		3,256,100	3,494,562

		2013	2012
	Notes	HK$’000	HK$’000
Non-current liabilities
Deferred tax liabilities		227	1,346
Derivative financial instrument		5,181	9,663
Obligations under finance leases		70	160

		5,478	11,169

NET ASSETS		3,250,622	3,483,393

CAPITAL AND RESERVES	14
Share capital		80,902	80,902
Reserves		3,169,720	3,402,491

TOTAL EQUITY		3,250,622	3,483,393

Notes:

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The annual results set out in the announcement are extracted from the Group’s consolidated financial statements which have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, the Group’s consolidated financial statements also comply with HKFRSs. The Group’s consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investments in available-for-sale securities, investment properties and certain financial assets are stated at their fair values or amortised costs.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The IASB/HKICPA has issued a number of amendments and new standards which are not yet effective for the year ended 31 August 2013 and which have not been adopted in the Group’s financial statements. These include the following which may be relevant to the Group.

Effective for
accounting periods
beginning on or after
IFRS/HKFRS 10	Consolidated financial statements	1 January 2013

IFRS/HKFRS 12	Disclosure of interests in other entities	1 January 2013

IFRS/HKFRS 13	Fair value measurement	1 January 2013

IAS/HKAS 27	Separate financial statements (2011)	1 January 2013

Annual Improvements to IFRSs/HKFRSs 2009-2011 Cycle		1 January 2013

Amendments to IFRS/HKFRS 7	Financial instruments: Disclosures – Offsetting financial assets and financial liabilities	1 January 2014

Amendments to IAS/HKAS 32	Financial instruments: Presentation – Offsetting financial assets and financial liabilities	1 January 2014

IFRS/HKFRS 9	Financial instruments	1 January 2015

The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

2. SIGNIFICANT ACCOUNTING POLICIES

The IASB has issued a few amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The equivalent amendments to HKFRSs, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Except for the amendments to IAS/HKAS 12, Income taxes – Deferred tax: recovery of underlying assets, which the Group has already adopted in the prior period, none of the other developments are relevant to the Group’s financial statements and the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3. DISCONTINUED OPERATIONS

On 31 March 2012, the Group entered into a Sales and Purchase Agreement with a third party (the “Purchaser”) to dispose of the Group’s International Telecommunications Services and Fixed Telecommunications Network Service businesses (the “Telecom Business”) (the “Disposal”). The consideration for the Disposal comprised of cash consideration of HK$4,873,649,000 on a cash-free, debt-free basis. As part and parcel of the Disposal, the Telecom Business grant an intangible asset, including indefeasible right of use (“IRU”) of the telecommunications capacity and right to use of telecommunications services to the Group upon the completion of Disposal. The Disposal was completed on 30 May 2012. The operating results of the disposed Telecom Business up to the disposal date have been presented as discontinued operations in the year ended 31 August 2012.

(a)	The results of the discontinued operations included in the consolidated financial statements for the year ended 31 August 2012 are as follows:

		2012
	Notes	HK$’000
Turnover	4	1,433,775
Network costs and cost of sales	5	(277,028)
Other operating expenses	6(a)	(860,946)
Other income, net	6(b)	3,638
Finance costs, net	6(c)	574

Profit before taxation		300,013
Income tax expense	7	(48,407)

Profit after taxation		251,606
Gain on sale of discontinued operations	3(c)	3,520,088

Profit from discontinued operations		3,771,694

(b)	The cash flows of the discontinued operations for the year ended 31 August 2012 are as follows:

2012
HK$’000
Net cash from operating activities	414,695
Net cash from investing activities	4,336,661
Net cash used in financing activities	(211,887)

Net cash inflow from discontinued operations	4,539,469

(c)	Effect of Disposal on the financial position of the Group:

2012
HK$’000
Net assets disposed of:
Goodwill	1,066
Fixed assets	1,601,528
Long term receivable and prepayment	4,533
Deferred expenditure	36,978
Accounts receivable	75,481
Other receivables, deposits and prepayments	165,161
Cash at bank and in hand	42,357
Bank overdrafts – unsecured	(7,529)
Accounts payable	(19,221)
Other payables and accrued charges	(147,364)
Deposits received	(20,946)
Tax payable	(1,721)
Deferred tax liabilities	(157,102)
Deferred services revenue	(81,241)
Obligations under finance leases	(49)

1,491,931

Satisfied by:
Cash consideration	(4,873,649)
Grant of intangible assets including IRU of the telecommunications capacity and right to use of telecommunications services	(316,943)
Exchange reserve realised upon disposal of Telecom Business (note 9(a))	(4,881)
Transaction costs	183,454

Gain on sale of discontinued operations	(3,520,088)

(d)	Analysis of the net cash inflow in respect of the Disposal

2012
HK$’000
Cash consideration	4,873,649
Transaction costs	(183,454)
Cash and cash equivalents disposed of	(34,828)

Net cash inflow	4,655,367

4. TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of multimedia production and distribution and other multimedia related services (the “Multimedia Business”).

Prior to the Disposal, the Group was engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada which have been classified as discontinued operations in the year ended 31 August 2012.

The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2013	2012
	HK$’000	HK$’000
Continuing operations:
Licensing of programme rights, programme production and provision of artiste management services	7,802	3,762

Discontinued operations:
International telecommunications services	—	134,645
Fixed telecommunication network services	—	1,299,130

	—	1,433,775

	7,802	1,437,537

Segmental Information
Continuing operations:

— Multimedia services and others	:	provision of multimedia production and distribution and other multimedia related activities
Discontinued operations:

— International telecommunications	:	provision of international long distance calls services
— Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP (VoIP) services, IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2013
	Continuing
	operations	Discontinued operations
			Fixed
		International	tele-
	Multimedia	tele-	communications
	services and	communications	network
	others	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	7,802	—	—	—	7,802
Inter-segment sales	—	—	—	—	—

	7,802	—	—	—	7,802

Segment results	(209,418)	—	—		(209,418)

Bank interest income					27,051
Dividend income from available-for-sale equity securities					895
Interest income from available-for-sale debt securities					61,406
Gain on disposal of available-for-sale debt securities					4,508
Other net income					35,049
Valuation gains on investment properties					43,400
Finance costs, net					(4,860)

Loss before taxation					(41,969)
Income tax credit					1,659

Loss for the year					(40,310)

	2012
	Continuing
	operations	Discontinued operations
			Fixed
		International	tele-
	Multimedia	tele-	communications
	services and	communications	network
	others	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	3,762	134,645	1,299,130	—	1,437,537
Inter-segment sales	1,100	698	10,530	(12,328)	—

	4,862	135,343	1,309,660	(12,328)	1,437,537

Segment results	(107,204)	32,555	263,246		188,597

Bank interest income					17,241
Other net income					6,317
Valuation gains on investment properties					18,200
Gain on sales of discontinued operations					3,520,088
Finance costs, net					(1,881)

Profit before taxation					3,748,562
Income tax expense					(50,688)

Profit for the year					3,697,874

	2013	2012
	HK$’000	HK$’000
Segment assets – Multimedia services and others	1,294,576	2,755,116
Term deposits	342,657	544,040
Other financial assets	1,961,614	—
Investment properties	234,200	238,200

Total assets	3,833,047	3,537,356

Segment liabilities – Multimedia services and others	49,920	51,682
Bank loans	531,883	—
Tax payable	395	935
Deferred tax liabilities	227	1,346

Total liabilities	582,425	53,963

5.	NETWORK COSTS AND COST OF SALES

Continuing operations:

Cost of sales mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights, programme production and provision of artiste management services.

Discontinued operations:

Network costs and cost of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, programme fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

6.	LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/(crediting) the following:

(a)	Other operating expenses

	2013	2012
	HK$’000	HK$’000
Continuing operations:
Depreciation:
– Owned fixed assets	26,530	6,144
– Held under finance lease	92	124
Less: Depreciation capitalised as programme costs	(7,515)	(1,632)

	19,107	4,636
Advertising and marketing expenses	8,595	214
Auditors’ remuneration	1,500	1,630
Operating lease charges in respect of land and buildings	4,796	2,827
Loss on disposal of fixed assets	263	675
Talent costs (note 6(d))	84,303	55,971
Amortisation of intangible assets	20,360	5,217
Impairment for accounts receivable	100	—
Write off/provision of artiste prepayment	16,852	697
Others	45,638	33,093

	201,514	104,960

Discontinued operations:
Depreciation:
– Owned fixed assets	—	181,252
– Held under finance lease	—	17

	—	181,269
Advertising and marketing expenses	—	271,532
Auditors’ remuneration	—	1,071
Operating lease charges in respect of land and buildings	—	26,910
Gain on disposal of fixed assets	—	(2,674)
Talent costs (note 6(d))	—	233,814
Amortisation of deferred expenditure	—	29,902
Others	—	119,122

	—	860,946

	201,514	965,906

(b)	Other income, net

	2013	2012
	HK$’000	HK$’000
Continuing operations:
Bank interest income	(27,051)	(16,167)
Dividend income from available-for-sale equity securities	(895)	—
Interest income from available-for-sale debt securities	(61,406)	—
Gain on disposal of available-for-sale debt securities	(4,508)	—
Rentals from investment properties	(11,765)	(3,388)
Net exchange gain	(23,007)	(229)
Others	(277)	(136)

	(128,909)	(19,920)

Discontinued operations:
Interest income	—	(1,074)
Net exchange gain	—	(408)
Others	—	(2,156)

	—	(3,638)

	(128,909)	(23,558)

(c)	Finance costs, net

	2013	2012
	HK$’000	HK$’000
Continuing operations:
Interest element of finance leases	9	15
Interest on bank loans	2,530	—
Change in fair value of derivative financial instrument	(4,482)	(1,901)
Other borrowing costs	4,653	4,341
Bank charges	2,150	—

	4,860	2,455

Discontinued operations:
Interest element of finance leases	—	4
Others	—	(578)

	—	(574)

	4,860	1,881

(d)	Talent costs

	2013	2012
	HK$’000	HK$’000
Continuing operations:
Wages and salaries	206,975	101,483
Provision for annual leave	1,289	2,928
Retirement benefit costs – defined contribution plans	9,876	3,993

	218,140	108,404
Less: Talent costs capitalised as programme costs	(121,207)	(47,140)
Talent costs included in cost of sales	(12,630)	(5,293)

Talent costs included in other operating expenses	84,303	55,971

Discontinued operations:
Wages and salaries	—	396,008
Equity settled share-based transaction	—	10,480
Retirement benefit costs – defined contribution plans	—	38,074

	—	444,562
Less: Talent costs capitalised as fixed assets	—	(17,671)
Talent costs included in network costs and cost of sales	—	(6,247)
Talent costs included in advertising and marketing expenses	—	(186,830)

Talent costs included in other operating expenses	—	233,814

	84,303	289,785

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

7.	INCOME TAX CREDIT/(EXPENSE)

Hong Kong Profits Tax rate is 16.5%. The statutory income tax rate in the People’s Republic of China (“PRC”) is 25%. CTI Guangzhou Customer Services Co., Ltd., a former wholly owned subsidiary of the Company, being a recognised Advanced Technology Service Enterprise, is subject to income tax at a reduced rate of 15% from calendar years 2010 to 2012. Non-Hong Kong current taxation is mainly related to the PRC income tax.

The amount of income tax credit/(expense) in the consolidated income statement represents:

	2013	2012
	HK$’000	HK$’000
Continuing operations
Current taxation
Hong Kong
– Provision for the year	—	(935)
– Over-provision in respect of prior year	540	—
Deferred taxation
Origination and reversal of temporary differences	1,119	(1,346)

	1,659	(2,281)

Discontinued operations
Current taxation
Non Hong Kong
– Provision for the year	—	(2,443)
Deferred taxation
Origination and reversal of temporary differences	—	(45,964)

	—	(48,407)

	1,659	(50,688)

8.	DIVIDENDS

(a)	Dividends payable to equity shareholders of the Company attributable to the year:

	2013	2012
	HK$’000	HK$’000
2012 special dividend declared and paid of HK$2.5 per ordinary share	—	2,022,542
2012 interim dividend declared and paid of HK15 cents per ordinary share	—	119,674
2012 final dividend proposed after 31 August 2012, of HK15 cents per ordinary share	—	121,352

	—	2,263,568

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2013	2012
	HK$’000	HK$’000
Final dividend in respect of the financial year ended 31 August 2012, approved and paid of HK15 cents per ordinary share (2012: HK15 cents per ordinary share in respect of the financial year ended 31 August 2011)	121,352	115,901

9.	OTHER COMPREHENSIVE INCOME

(a)	Tax effects relating to each component of other comprehensive income

	2013			2012
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	expense	amount	amount	expense	amount
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Exchange difference on translation of financial statements of subsidiaries outside Hong Kong	—	—	—	(265)	—	(265)
Exchange reserve realised upon disposal of Telecom business	—	—	—	(4,881)	—	(4,881)

	—	—	—	(5,146)	—	(5,146)
Available-for-sale securities: net movement in fair value reserve	(71,109)	—	(71,109)	—	—	—

Other comprehensive income	(71,109)	—	(71,109)	(5,146)	—	(5,146)

(b)	Components of other comprehensive income, including reclassification adjustments

	2013	2012
	HK$’000	HK$’000
Available-for-sale securities: net movement in fair value reserve
– Changes in fair value recognised during the year	(75,617)	—
– Reclassified to profit or loss upon disposal	4,508	—

	(71,109)	—

10.	(LOSS)/EARNINGS PER SHARE

	2013	2012
	HK$’000	HK$’000
(Loss)/profit attributable to equity shareholders	(40,310)	3,700,288

Weighted average number of ordinary shares

	2013	2012
	Number	Number
	of Shares	of shares
	’000	’000
Issued ordinary shares at the beginning of the year	809,017	771,912
Effect of share options exercised	—	12,164

Weighted average number of ordinary shares at the end of the year (basic)	809,017	784,076
Incremental shares from assumed exercise of share options	—	11,511

Weighted average number of ordinary shares at the end of the year (diluted)	809,017	795,587

Basic (loss)/earnings per share	HK(5.0) cents	HK471.9 cents

Diluted (loss)/earnings per share	HK(5.0) cents	HK465.1 cents

11	OTHER FINANCIAL ASSETS

	2013	2012
	HK$’000	HK$’000
Available-for-sale debt securities
– Maturity dates within 1 year	341,337	—
– Maturity dates over 1 year	1,581,553	—

	1,922,890	—

Available-for-sale equity securities
– Listed	27,724	—
– Unlisted	11,000	—

	38,724	—

	1,961,614	—

The available-for-sale securities were carried at fair value as at 31 August 2013.

12.	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable is as follows:

	2013	2012
	HK$’000	HK$’000
Current–30 days	743	573
31–60 days	554	565
61–90 days	—	94
Over 90 days	128	79

	1,425	1,311
Less: Allowance for doubtful debts	(100)	—

	1,325	1,311

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

13.	ACCOUNTS PAYABLE

The aging analysis of the accounts payable is as follows:

	2013	2012
	HK$’000	HK$’000
Current–30 days	1,147	2,920
31–60 days	140	315
61–90 days	119	84
Over 90 days	2,668	2,052

	4,074	5,371

14.	CAPITAL AND RESERVES

			Attributable to equity shareholders of the Company
						Capital							Non-
			Share	Share	Capital	redemption	Retained	Exchange	Revaluation	Fair value	Other		controlling	Total
			capital	premium	reserve	reserve	profits	reserve	reserve	reserve	reserve	Total	interest	equity
	Notes		HK $’000	HK $’000	HK $’000	HK $’000	HK $’000	HK $’000	HK $’000	HK $’000	HK $’000	HK $’000	HK $’000	HK $’000
At 1 September 2012			80,902	1,188,005	—	7	2,051,149	—	165,156	—	(1,826)	3,483,393	—	3,483,393

Loss for the year			—	—	—	—	(40,310)	—	—	—	—	(40,310)	—	(40,310)
Other comprehensive income			—	—	—	—	—	—	—	(71,109)	—	(71,109)	—	(71,109)

Total comprehensive income for the year			—	—	—	—	(40,310)	—	—	(71,109)	—	(111,419)	—	(111,419)
Final dividend paid in respect of previous year	8	(b)	—	—	—	—	(121,352)	—	—	—	—	(121,352)	—	(121,352)

At 31 August 2013			80,902	1,188,005	—	7	1,889,487	—	165,156	(71,109)	(1,826)	3,250,622	—	3,250,622

At 1 September 2011			77,191	1,083,495	23,759	7	607,783	5,146	—	—	—	1,797,381	—	1,797,381

Profit for the year			—	—	—	—	3,700,288	—	—	—	—	3,700,288	(2,414)	3,697,874
Other comprehensive income			—	—	—	—	—	(5,146)	—	—	—	(5,146)	—	(5,146)

Total comprehensive income for the year			—	—	—	—	3,700,288	(5,146)	—	—	—	3,695,142	(2,414)	3,692,728
Final dividend paid in respect of previous year	8	(b)	—	—	—	—	(115,901)	—	—	—	—	(115,901)	—	(115,901)
Special dividend paid in respect of current year	8	(a)	—	—	—	—	(2,022,542)	—	—	—	—	(2,022,542)	—	(2,022,542)
Interim dividend paid in respect of current year	8	(a)	—	—	—	—	(119,674)	—	—	—	—	(119,674)	—	(119,674)
Shares issued upon exercise of share options			3,711	104,510	(33,044)	—	—	—	—	—	—	75,177	—	75,177
Equity settled share-based transactions			—	—	10,480	—	—	—	—	—	—	10,480	—	10,480
Share options lapsed			—	—	(1,195)	—	1,195	—	—	—	—	—	—	—
Revaluation of investment properties			—	—	—	—	—	—	165,156	—	—	165,156	—	165,156
Contributions from non-controlling interest			—	—	—	—	—	—	—	—	—	—	2,450	2,450
Acquisition of non-controlling interest			—	—	—	—	—	—	—	—	(1,826)	(1,826)	(36)	(1,862)

At 31 August 2012			80,902	1,188,005	—	7	2,051,149	—	165,156	—	(1,826)	3,483,393	—	3,483,393

15.	NON-ADJUSTING POST BALANCE SHEET EVENTS

On 15 October 2013, the Chief Executive in Council announced that the Company’s application dated 31 December 2009 under the Broadcasting Ordinance for the grant of a domestic free television programme service licence (the “Licence”) had been rejected. The Company has taken legal advice and is now considering and preparing to apply for leave for commencing legal proceedings for judicial review against the Chief Executive in Council’s decision.

Without the Licence, the Company will not be able to provide a domestic free television programme service in Hong Kong. To maintain its competitiveness in facing business and operation challenges, the Company made redundant of about 320 talents following the Chief Executive in Council’s decision.

The Company announced that if the Licence issue would not have progress in the next three to six months, the Company would not pursue the domestic free television business. The Company will continue its artiste management and content production business, whilst seeking to explore other possible content distribution platforms. The Company is currently evaluating the feasibility of various business models including but not limited to film production, content licencing and co-production on programme content business.

Based on the Company’s preliminary assessment of the impact of the Chief Executive in Council’s decision and the feasibility of alternative business models and their associated financial impact, management currently does not consider that there has been any material impairment on the assets relating to Multimedia Business.

BUSINESS REVIEW

Revolution is always a long and challenging path which requires tremendous effort and patience to complete. We started this long journey in December 2009 by submitting the application for a domestic free television programme service licence (the “Licence”) in Hong Kong and started to “head-hunt” the industry talents since mid-2011 to join our creative and production force. Since April 2012, under this Multimedia Business umbrella, we started the drama, variety and infotainment programme production, and also developed the business on artiste management services and independent content production. In the past 3 years and 8 months, we had built and developed a competent team with over 500 talents plus over 200 artistes, including the top ranked creative and production talents in the industry. As of 31 August 2013, we have completed shooting or under production of about 190 episodes’ drama programmes, 70 episodes’ variety and infotainment programmes, and over 1,000 episodes’ purchased contents.

As said, revolution is not an easy path, hence, in the past year, we provided various support and development opportunities to different teams to get through the process. One of the key reforms is to encourage our talents to go beyond traditional or mass market drama progamme type. Hence, during the year, we, at full stretch and through different workshops and experts, push for new creative and production ideas, which included the following:

1.	Numerous focus groups by inviting mass market audiences to provide feedback on the first episode of certain drama series, such as “Love in Time” featured by famous Taiwanese singer and actor Mr. Danson Tang, “Hidden Faces” featured by Mr. Lam Man Lung and Ms. Kate Yeung, “Paranormal Mind” led by Mr. Wong Yat Wa and Mr. Sam Lee, etc.

2.	To receive feedback on a larger scale, in June 2013, we put the first episode of “Borderline”, featured by Mr. Liu Kai Chi and Mr. Dominic Lam, on YouTube, up to the date of this report, we already had more than 1 million views.

3.	Workshops to benchmark our creative and production skills and standard to United States drama series.

4.	External professional courses to facilitate script writing on particular role, character or drama type, such as sexual therapy, criminal behaviors and investigative psychology, crisis immediate intervention and negotiation skills on urban violence, etc..

5.	On hardware skills perspective, professional consultants from vendors were invited to hold workshop for our field production and post-production talents so as to enhance their techniques on shooting, lighting, color grading, etc. when using Hollywood grade cameras.

All these “investments” are not usual in the free TV industry. More important, we are not just learning theory or collecting feedback, we also embrace to convert the “theory” or “feedback” into “practice” and “product”. This summer, we had an innovative production – we completed the shooting of “P.4B” – a drama series featured by a group of primary school students who are completely fresh to drama production world. Let them show you how determine they are to complete their “dreams”, not matter it is big or small.

Another programme under pilot shooting during the year – “The Wicked League” is a drama of the day-to-day stories of different elders who stayed in elderly residential care center. Obviously, the main casts are our respected supporting casts, rather than the traditional main casts.

All these are new attempts in the Hong Kong free TV market. Again, our aim is to bring variety to the free TV screen so as to allow for more choices to the Hong Kong people. We have dedicated our efforts for new drama types, such as “Nightshift” which will start shooting in September 2013 – a drama featured different types of night workers with substantial scenes to be shooted at night time until dawn. We will use movie shooting techniques under natural moon light or street light to demonstrate the night atmosphere. This is another pilot beyond the traditional free TV production. On hand, we have around 10 completed drama scripts ready for shooting and more than a dozen in progress, which cover topics on cyber crime, comedy arised from sexual questions or difficulties, etc. We hope we can convert the blood and sweat of our creative talents into drama series so as to bring a total different enlightenment and viewer experience to our Hong Kong people soon.

On variety & infotainment programme production during the year, we continued our aim to broaden Hong Kong viewers’ horizon to beyond the local territory. A remarkable journey was made in March 2013, we invited our artistes, Mr. Ai Wai, Ms. Lau Yuk Chui and Mr. Chou Tsun Wai to join us and becomes the first production crew in the world to walk through the entire Hang Son Doong, the world’s biggest cave in central Vietnam, which measures more than 7 kilometres in length, 90 meters in width and 200 meters in height. This challenging trip was concluded by climbing up the 90 meters muddy calcite named as the “Great Wall” of Vietnam.

Our goal is to continue our journey to deliver the thrill of discovery, both locally and globally.

In short, we walk our talk. All the preparation and production undergoing is for bringing a new multimedia and free TV era to the Hong Kong people. Their happiness, their choices on entertainment programmes, and rejuvenation to the local creative industry is the reasons for HKTV’s existence.

FINANCIAL REVIEW

FY2013 is the first full financial year completely attributed by our Multimedia Business (the “continuing operations”) after the disposal of entire telecommunications business (“Telecom Business”) (the “discontinued operations”) to a private equity fund in April 2012.

Continuing operations

Continuing operations mainly includes Multimedia Business as well as corporate functions.

Turnover of HK$7.8 million (FY2012: HK$3.8 million) were mainly contributed by the licence fee received from the discontinued operations to broadcast the news content produced by the news production operation unit remained with the Group, income from programme content production and income from artiste management functions. While we are at the start-up stage preparing for the programme library, no other material revenue was generated from the Multimedia Business during the year.

Cost of sales of HK$15.7 million (FY2012: HK$6.0 million) mainly represented the production costs incurred for delivering the news content and programme content to third parties. Increase by HK$9.7 million in FY2013 relative to FY2012 was due to full year impact as the licence agreement for news content was started from April 2012. The licence agreement for news content with the discontinued operations was expired on 31 August 2013.

Other operating expenses was increased by HK$96.5 million to HK$201.5 million in FY2013 (FY2012: HK$105.0 million), mainly because of the following:

1.	Amortisation of intangible assets and uncapitalised depreciation on fixed assets increased by HK$29.6 million mainly due to full year impact in FY2013 verse 5 months effect in FY2012.

2.	Uncapitalised talent costs increased by HK$28.3 million mainly due to full year impact on (a) full spectrum of corporate functions which was previously shared with discontinued operations; and (b) uncapitalised production talent costs which were expensed to profits and loss.

3.	Write off or provision of artiste prepayment of HK$16.9 million due to under-utilisation during the year.

4.	Advertising and marketing expenses increased by HK$8.4 million for promotional and marketing activities in programme preview and corporate events.

Other income of HK$128.9 million was earned during FY2013 (FY2012: HK$19.9 million), mainly composed of investment income generated from available-for-sale securities, bank interest income, net exchange gain and rental income from investment properties. The significant increase was due to the investment of surplus cash retained from the remaining proceeds received from the sale of the discontinued operations before utilisation.

Apart from other income as stated above, a valuation gain on investment properties of HK$43.4 million (FY2012: HK$18.2 million) was recorded in FY2013 based on the valuation carried out by an independent firm of surveyors.

As a result of the above together with the net finance costs of HK$4.9 million (FY2012: HK$2.5 million), a net loss of HK$40.3 million was recorded in FY2013 verse HK$73.8 million in FY2012.

On treasury, the surplus cash mentioned above was invested into different treasury and investment activities in accordance with the Group’s treasury policies and objectives so as to generate investment return to enhance the Group’s cash position. As of 31 August 2013, the Group has invested, at fair value, of HK$1,961.6 million into available-for-sale securities and, HK$342.7 million into term deposits, and with HK$347.8 million cash at bank and in hand. Among the available-for-sale securities, about 98% are invested in fixed income products or other debt securities. As of 31 August 2013, there was a HK$71.1 million revaluation loss being recorded in other comprehensive income under Fair Value Reserve due to mark-to-market valuation.

On capital expenditure, as of 31 August 2013, the Group had net investment of HK$531.3 million in fixed assets verse HK$477.1 million as of 31 August 2012. The increase was mainly due to valuation gains in investment properties of HK$43.4 million, fixed assets additions of HK$37.7 million net of depreciation charges of HK$26.6 million and disposal of HK$0.4 million. We have completed the foundation works for the new multimedia production and distribution centre in Tseung Kwan O Industrial Estate, New Territories. Due to the delay in business development affected by the domestic free TV programme service licence, we were very cautious in our capital expenditure plan including the construction of the multimedia production and distribution centre, which has been slowed down during the year. As a result of this, the spending in capital expenditure was much lower than originally planned at the beginning of the fiscal year.

On programme costs, for future broadcasting and licensing purpose, the Group invested HK$289.8 million as of 31 August 2013, an increase of HK$202.2 million from FY2012 of HK$87.6 million, mainly represented the capitalised talent costs and production overheads directly attributable to drama and variety and infotainment programme production, and purchased contents.

Discontinued operations

For the year ended 31 August 2012, the profit from discontinued operation of HK$3,771.7 million mainly represented the gain on disposal of the Telecom Business of HK$3,520.1 million and the nine months operation results from the Telecom Business. On 11 April 2012, the Group announced to dispose our Telecom Business in Hong Kong and in Canada to enable us to focus on the Multimedia Business. The transaction was completed on 30 May 2012.

LIQUIDITY AND CAPITAL RESOURCES

The Group continued to be in a strong financial position for the year under review. As at 31 August 2013, the Group had total cash at bank and in hand amounting to HK$347.8 million (31 August 2012: HK$2,083.1 million); term deposits of HK$342.7 million (31 August 2012: HK$544.0 million); and outstanding borrowing of HK$532.0 million (31 August 2012: HK$3.3 million), which led to a net cash position of HK$158.5 million (31 August 2012: HK$2,623.8 million). The decrease in net cash position was mainly due to investment in available-for-sale securities of HK$1,961.6 million, at fair value as of 31 August 2013 (31 August 2012: Nil), payment of FY2012 final dividend of HK$121.4 million, resources utilised in programme production and capital expenditures.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets. The criteria for selection of investments will include the relative risk profile involved, the liquidity of an investment, the after tax equivalent yield of an investment and, not speculative in nature. In line with its liquidity objectives, the Group invests mostly in liquid instruments, products or equities with good credit quality, such as investment grade products, constituent stocks of defined world indices or state owned or controlled companies. As and when cash is expected to be required to fund the development and expansion of the Multimedia Business, the investments will be realised as appropriate.

As at 31 August 2013, the Group has utilised HK$531.9 million uncommitted banking facilities mainly for investment purpose (31 August 2012: HK$2.0 million for providing bank guarantees to utility vendors in lieu of utility deposits), leaving HK$2,011.8 million uncommitted banking facilities available for future utilisation.

Apart from the above, as of 31 August 2013, we had obligation under finance lease which amounted to HK$0.2 million (31 August 2012: HK$0.2 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity. There is no pledged bank deposit as at 31 August 2013 and 31 August 2012.

The debt maturity profiles of the Group as of 31 August 2013 and 31 August 2012 were as follows:

	2013	2012
	HK$’000	HK$’000
Repayable within one year	531,973	3,111
Repayable in the second year	70	90
Repayable in the third to fifth year	—	70

Total	532,043	3,271

As of 31 August 2013, our outstanding borrowings bear fixed interest rate and are all denominated in Hong Kong dollars or United States dollars. After considering the cash and cash equivalents and term deposits held by the Group, the Group was in net cash position as at 31 August 2013 and 31 August 2012, no gearing ratio is presented.

In FY2013, we spent HK$37.7 million on capital expenditure versus HK$178.8 million in FY2012. For upcoming capital expenditure requirements for the Multimedia Business, it is expected to be funded by internal resources retained from the consideration received from the disposal of Telecom Business during FY2012, and banking facilities within the Group. Overall, the Group’s financial position remains sound for continuous business expansion.

Charge on Group Assets

As of 31 August 2013, the Group’s bank loans of HK$531.9 million were secured by an equivalent amount of available-for-sale securities held by various banks. As of 31 August 2012, the Group was not required for any pledged assets to secure its banking facilities.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of exchange rate risk, due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments mainly in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary.

Contingent Liabilities

As of 31 August 2013, the Group had no contingent liabilities and as of 31 August 2012, the Group had total contingent liabilities in respect of guarantees provided to utility vendors in lieu of payment of utility deposits of HK$2.0 million.

Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.

PROSPECTS

On 15 October 2013, contrary to the previous recommendation of Communications Authority made in 13 July 2011, the Chief Executive in Council announced its decision against HKTV’s application for a domestic free television programme service licence in Hong Kong (“free TV licence”) which was first made in December 2009.

This decision was a shock to the Hong Kong public and has, since its announcement, caused considerable debate and uproar within the society in Hong Kong.

The Company firmly believes that the Hong Kong government failed to give a proper explanation as to why the Company should be denied a free TV licence. The Company has taken legal advice and is considering and preparing to apply for leave for commencing legal proceedings for judicial review against the decision of the Chief Executive in Council’s decision.

Although the Company has for some time been exploring alternative plans for the development of its media and content production business because of the long delay in the decision by the Hong Kong government in relation to the free TV licence, in the light of this decision and the uncertainty as to whether or not the Company will ever be granted a free TV licence, the Company has had to take immediate steps in order to ensure its long term well-being. With much regret, we made redundant about 320 talents, who would be leaving us in phases in a few months’ time.

Also, we have slowed down our capital expenditure plan, including the construction of the new multimedia production and distribution centre in Tseung Kwan O Industrial Estate, New Territories.

Notwithstanding these steps to scale back, we expect that our existing business on artiste management services and independent content production will continue. We are actively pursuing and evaluating the feasibility of different distribution channels/platforms and other approaches, including, but not limited to, film production, content licensing, co-production on programme content with Mainland and overseas producers. With the scaled down creative and production talent teams, we remain committed to improve our local creative industry and to produce high quality entertainment programmes to our Hong Kong and Asian audience.

We shall update our stakeholders in the next interim report or at appropriate time when a clearer picture emerges as to the free TV licence issue and other business plans for our business develop. It is possible that, without real progress in the next three to six months with regard to the free TV licence, we will not pursue the domestic free television business in Hong Kong further.

TALENT REMUNERATION

Including the directors of the Group, as at 31 August 2013, the Group had 527 permanent full-time employees versus 537 as of 31 August 2012. The total Talent-related cost was HK$218.1 million in FY2013 versus HK$553.0 million in FY2012. The decrease in total Talent-related costs was mainly due to the sale of Telecom Business in May 2012, which was partially set off by the full year impact from Talent-related cost on multimedia business and corporate functions. On 16 October 2013, we announced that we would laid off around 320 talents due to business and operation scale down, for details, please refer to “Prospects” section above.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option scheme.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the year ended 31 August 2013.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the year ended 31 August 2013, the Company has complied with all the applicable code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “CG Code”) in Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited, except for the following deviation:

Under the code provision A.6.7 of the CG Code, independent non-executive directors and non-executive directors should attend general meetings and develop a balanced understanding of the views of shareholders. One Non-executive Director and one Independent Non-executive Director were unable to attend the annual general meeting and the extraordinary general meeting both held on 31 December 2012 due to personal or business engagement.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”).

Having made specific enquiry with the Directors, all of them have confirmed that they have fully complied with the required standard set out in the Model Code and the Company Code throughout the year ended 31 August 2013.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the audited financial results for the year ended 31 August 2013.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

FINAL DIVIDEND

The Board does not recommend the payment of final dividend for the year ended 31 August 2013 (2012: HK15 cents per ordinary share in cash).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 24 December 2013 to 30 December 2013, both days inclusive, for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2013 Annual General Meeting. In order to be eligible to attend and vote at the 2013 Annual General Meeting, all transfer documents accompanied by the relevant share certificates must be lodged for registration with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 23 December 2013.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 30 December 2013. Notice of the Annual General Meeting together with the Company’s Annual Report will be published and dispatched in the manner as required by the Listing Rules in due course.

By Order of the Board

Wong Nga Lai, Alice

Executive Director, Chief Financial Officer

and Company Secretary

Hong Kong, 13 November 2013

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

“Where the English and the Chinese texts conflicts, the English text prevails”